Exhibit 3.3

CERTIFICATE OF FORMATION

OF

RENTECH NITROGEN GP, LLC

This Certificate of Formation of Rentech Nitrogen GP, LLC (the “Company”) is being executed by the undersigned, as an authorized person of the Company, for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

1.	The name of the limited liability company is Rentech Nitrogen GP, LLC.

2.	The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

3.	The Company will have a perpetual existence.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Rentech Nitrogen GP, LLC this 7th day of July, 2011.

/s/ Anthony Lebron
Anthony Lebron, Authorized Person